FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                 March 25, 2008

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 25, 2008
                                                 By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




Annex DTR3



Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons



All relevant boxes should be completed in block capital letters.

1.  Name of the issuer                                2.  State whether the notification relates to (i) a
                                                          transaction notified in accordance with DTR 3.1.2 R,
    SMITH & NEPHEW PLC
                                                          (ii) a disclosure made in accordance LR 9.8.6R(1)
                                                          or

                                                          (iii) a disclosure made in accordance with
                                                          section 793 of the Companies Act (2006).

                                                          (i)


3.  Name of person discharging managerial             4.  State whether notification relates to a person
    responsibilities/director                             connected with a person discharging managerial
                                                          responsibilities/director named in 3 and identify
                                                          the connected person

    GORDON HOWE                                           N/A


5.  Indicate whether the notification is in respect   6.  Description of shares (including class),
    of a holding of the person referred to in 3 or 4      debentures or derivatives or financial
    above or in respect of a nonbeneficial                instruments relating to shares
    interest 1

    GORDON HOWE                                           AMERICAN DEPOSITARY SHARES


7.  Name of registered shareholders(s) and, if more   8.  State the nature of the transaction
    than one, the number of shares held by each of
    them

    RBC (Cees) NOMINEES LIMITED AS NOMINEE FOR ABACUS
    CORPORATE TRUST LIMITED                               SALE OF ADSs


9.  Number of shares, debentures or financial         10. Percentage of issued class acquired (treasury
                                                          shares of that class should not be taken into
    instruments relating to shares acquired               account when calculating percentage)

                                                          N/A
    N/A


11. Number of shares, debentures or financial         12. Percentage of issued class disposed (treasury
                                                          shares of that class should not be taken into
    instruments relating to shares disposed               account when calculating percentage)

                                                          LESS THAN 0.01%
    212 ADS UNDER THE SMITH & NEPHEW PERFORMANCE
    SHARE PLAN

    385 ADS BENEFICIALLY HELD PURSUANT TO SMITH &
    NEPHEW CO-INVESTMENT PLAN.


13. Price per share or value of transaction           14. Date and place of transaction

    US$62.39 PER ADS                                      20 MARCH 2008


15. Total holding following notification and total    16. Date issuer informed of transaction
    percentage holding following notification (any
    treasury shares should not be taken into account
    when calculating percentage)

    1,750 ADS                                             20 MARCH 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant                                     18. Period during which or date on which exercisable

                                                          N/A
    N/A


19. Total amount paid (if any) for grant of the       20. Description of shares or debentures involved
    option                                                (class and number)

    N/A                                                   N/A


21. Exercise price (if fixed at time of grant) or     22. Total number of shares or debentures over which
                                                          options held following notification
    indication that price is to be fixed at the time
    of exercise

    N/A                                                   N/A


23. Any additional information                        24. Name of contact and telephone number for queries

                                                          GEMMA PARSONS
    17% OF THE 2005 PERFORMANCE SHARE PLAN AWARD          ASSISTANT COMPANY SECRETARY
    VESTED.  ALL SHARES WERE SUBSEQUENTLY SOLD.           020 7960 2228

    1 ADS = 5 ORDINARY SHARES @ US$0.20 EACH.


Name of authorised official of issuer responsible for making notification

GEMMA PARSONS

ASSISTANT COMPANY SECRETARY

Date of notification __________________25 MARCH 2008____________




Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.


(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

